SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Argo Group International Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G0464B107
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

600 Montgomery Street, Suite 4400

San Francisco, California 94111

(415) 489-2600

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on February 25, 2019 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on March 8, 2019 (“Amendment No. 2”), Amendment No. 3 filled with the SEC on October 15, 2019 and Amendment No. 4 filled with the SEC on November 7, 2019 (“Amendment No. 4,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”) with respect to the common shares, $1.00 par value (the “Common Shares”) of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Common Shares beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Shares beneficially owned by Voce Capital Management is approximately $131,523,558, including brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 26, 2019, the Reporting Persons filed a preliminary consent statement (the “Preliminary Consent Statement”) in connection with its solicitation of written consents of the Issuer’s shareholders (the “Consent Solicitation”) to requisition a special general meeting of the shareholders (the “Special Meeting”) for the purpose of presenting proposals for the consideration and vote of shareholders to replace up to five incumbent directors with up to five highly-qualified, fully-independent directors.

Additionally, Voce Capital Management issued a press release (the “Press Release”) announcing the launch of the Consent Solicitation to call the Special Meeting in order to provide shareholders the opportunity to improve management oversight and corporate governance at the Issuer through urgently needed change to the composition of the Board. This description of the Press Release is qualified in its entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Common Shares reported as beneficially owned by each person named herein is based upon 34,323,365 Common Shares outstanding as of November 5, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, filed with the Securities and Exchange Commission on November 8, 2019.

As of the close of business on November 25, 2019, Voce Capital Management beneficially owned 1,990,676 Common Shares, constituting approximately 5.8% of the Common Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 1,990,676 Common Shares beneficially owned by Voce Capital Management, constituting approximately 5.8% of the Common Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 1,990,676 Common Shares beneficially owned by Voce Capital Management, constituting approximately 5.8% of the Common Shares outstanding.

As of the close of business on November 25, 2019, the Reporting Persons collectively beneficially owned an aggregate of 1,990,676 Common Shares, constituting approximately 5.8% of the Common Shares outstanding.

Each Reporting Person disclaims beneficial ownership with respect to any Common Shares other than the shares owned directly and of record by such Reporting Person.

(b) By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have shared power to vote and dispose of the Shares reported beneficially owned by Voce Capital Management.

(c) Schedule A attached hereto lists all transactions in Common Shares of the Issuer by the Reporting Persons since the filing of Amendment No. 4.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
8	Press Release, dated November 26, 2019

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2019

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

SCHEDULE A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

The following table set forth all transactions in the Common Shares effected by each of the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Voce Capital Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/11/2019	16,129	61.68
11/22/2019	100	61.92